State of Deleware
Secretary of State
Division of Corporations
Delivered 02:07: PM 04/11/2006
FILED 02:07 PM 04/11/2006
SRV 060339478 - 3051667 FILE

State of Delaware
Certificate for Renewal
and Revival of Charter

54836 Corp., a corporation organized under the-laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is
54836 Corp.

2.
Its registered office in the State of Delaware is located at 1308 Delaware Avenue, City of Wilmington 19806 County of New Castle County the name and address of its registered agent is Corporate Creations Network Inc., 1308 Delaware Avenue Wilmington, DE 19806.

3.	The date of filing of the original Certificate of Incorporation in Delaware was June 3, 1999

4.
The date when restoration, renewal, and revival of the charter of this company is to commence is the 28thday of February, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.
This corporation was duly organized and carried on the business authorized by its  charter until the __1st  day of ____March__ A.D. 20 06_ , at which time its  charter became inoperative and void for non-payment of taxes and this  certificate  for renewal and revival is filed by authority of the duly elected directors of the  corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, the undersigned, the last and acting authorized officer hereunto set his/her hand to this certificate this April 11, 2006.

54836 Corp.

By:  s/ J. Paul Hines

Printed Name: J. Paul Hines
Printed Title: President

S E A L
Date:  April 11, 2006